U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

________________________________________________________________________________
1.   Name and Address of Reporting Person*

J.P. Morgan Partners (SBIC), LLC
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   (Last)                           (First)             (Middle)

c/o J.P. Morgan Partners, LLC
1221 Avenue of the Americas-40th Floor
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                                    (Street)
New York                        New York                10020

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   (City)                           (State)              (Zip)


________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol


JetBlue Airways Corporation ("JBLU")
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)



________________________________________________________________________________
4.   Statement for Month/Year


April 2002
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5.   If Amendment, Date of Original (Month/Year)


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6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check applicable line)

     [_]  Form filed by one Reporting Person
     [X]  Form filed by more than one Reporting Person
________________________________________________________________________________


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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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
                                                                                                                6.
                                                            4.                              5.             Owner-
                                                            Securities Acquired (A) or      Amount of      ship
                                             3.             Disposed of (D)                 Securities     Form:       7.
                                             Transaction    (Instr. 3, 4 and 5)             Beneficially   Direct      Nature of
                             2.              Code           ------------------------------- Owned at End   (D) or      Indirect
1.                             Transaction   (Instr. 8)                   (A)               of Month       Indirect    Beneficial
Title of Security               Date          ------------    Amount       or     Price     (Instr. 3      (I)         Ownership
(Instr. 3)                     (mm/dd/yy)     Code   V                    (D)               and 4)         (Instr.4)   Instr. 4)
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

Common Stock                     4/17/02       C                4,678,225  A       N/A           4,678,225   I           (FN 2)
                                              (FN 1)
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
*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print or Type Responses)
                                                                          (Over)
(Form 4-07/99)

FORM 4 (continued)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                                     10.
                                                                                                            9.       Owner-
                                                                                                            Number   ship
                                                                                                            of       Form
                 2.                                                                                         Deriv-   of
                 Conver-                      5.                                  7.                        ative    Deriv-  11.
                 sion                         Number of                           Title and Amount          Secur-   ative   Nature
                 or                           Derivative       6.                 of Underlying     8.      ities    Secur-  of
                 Exer-                4.      Securities       Date               Securities        Price   Bene-    ity:    In-
                 cise        3.       Trans-  Acquired (A)     Exercisable and    Instr. 3 and 4)   of      ficially Direct  direct
                 Price       Trans-   action  or Disposed      Expiration Date    ----------------  Deriv-  Owned    (D) or  Bene-
1.               of          action   Code    of(D)           (Month/Day/Year)           Amount     ative   at End   In-     ficial
Title of         Deriv-      Date     (Instr. (Instr. 3,       ----------------          or         Secur-  of       direct  Owner-
Derivative       ative       (Month/  8)      4 and 5)         Date     Expira-          Number     ity     Month    (I)     ship
Security         Secur-       Day/     ------  ------------    Exer-    tion             of         (Instr. (Instr.  (Instr. (Instr.
(Instr. 3)       ity         Year)    Code  V   (A)  (D)       cisable  Date      Title  Shares     5)      4)        4)      4)
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

Series A-1
Preferred                                                                         Common
Stock (FN 1)     1 for 1      4/17/02  C              3,791,829  Immed    N/A     Stock    3,791,829   N/A     -0-     I    (FN 2)
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Series B-1
Preferred                                                                         Common
Stock (FN 1)     1 for 1      4/17/02  C               652,295   Immed    N/A     Stock    652,295     N/A     -0-     I    (FN 2)
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Series B-2
Preferred                                                                         Common
Stock (FN 1)     1 for 1      4/17/02  C               234,102   Immed    N/A     Stock    234,102     N/A     -0-     I    (FN 2)
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Stock Option
(right                                                                            Common
to purchase)     $27.00       4/11/02  A         16,000          (FN 3)  4/10/12  Stock   16,000        N/A    16,000  I    (FN 4)
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

Explanation of Responses:

(1) Upon the close of the initial public offering of the Issuer, these shares were converted on a 1 for 1 basis.

(2) The amounts shown represent the beneficial ownership of the Issuer's equity securities by J.P. Morgan New Air Investors (GC), LLC ("New Air"). J.P. Morgan Partners (SBIC), LLC ("JPM SBIC") is the managing member of New Air.

(3) The option is immediately exercisable for any or all of the shares underlying the option. However, any shares purchased under the option will be subject to repurchase by the Issuer, at the lower of the option exercise price paid per share or the fair market value per share, should the reporting person cease service on the Issuer's board of directors prior to the vesting in the shares. The shares subject to the option will vest in four successive equal annual installments upon the reporting persons' completion of each year of service the Issuer's board of directors over the 4 year period measured from the grant date of the option.

(4) This option was granted under the Issuer's 2002 Stock Incentive Plan to David Ferguson, a director of the Issuer. Mr. Ferguson, a Managing Director of JPM SBIC, may be obligated to transfer any shares issued under the stock options to JPM SBIC.


J.P. Morgan Partners (SBIC), LLC

    /s/ Jeffrey C. Walker                                     5/10/02
By: --------------------------------------------        -----------------------
   Jeffrey C. Walker                                           Date
   President

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


NAME AND ADDRESS OF                     DESIGNATED                 STATEMENT          ISSUER NAME, TICKER
 REPORTING PERSON                       REPORTER (Note 1)           FOR               OR TRADING SYMBOL
                                                                   MONTH/YEAR
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
J.P. Morgan New Air                      J.P. Morgan Partners       April 2002         JetBlue Airways Corporation ("JBLU")
Investors (GC), LLC                      (SBIC), LLC
c/o J.P. Morgan Partners, LLC
1221 Avenue of the Americas
40th Floor
New York, NY 10020
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J.P. Morgan Partners (BHCA), L.P.       J.P. Morgan Partners        April 2002         JetBlue Airways Corporation ("JBLU")
c/o J.P. Morgan Partners, LLC           (SBIC), LLC
1221 Avenue of the Americas
40th Floor
New York, NY 10020
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JPMP Master Fund Manager, L.P.          J.P. Morgan Partners        April 2002         JetBlue Airways Corporation ("JBLU")
c/o J.P. Morgan Partners, LLC           (SBIC), LLC
1221 Avenue of the Americas
40th Floor
New York, NY 10020
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JPMP Capital Corporation                J.P. Morgan Partners        April 2002         JetBlue Airways Corporation ("JBLU")
c/o J.P. Morgan Partners, LLC          (SBIC), LLC
1221 Avenue of the Americas
40th Floor
New York, NY 10020
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J.P. Morgan Chase & Co.                J.P. Morgan Partners         April 2002         JetBlue Airways Corporation ("JBLU")
270 Park Avenue (SBIC), LLC
35th Floor
New York, NY 10017
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
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 NAME AND ADDRESS OF                TITLE AND        TITLE OF           OWNERSHIP FORM:   NATURE OF INDIRECT      DISCLAIMS
 REPORTING PERSON                   AMOUNT OF        DERIVTIVE          DIRECT (D) OR     BENEFICIAL OWNERSHIP    PECUNIARY
                                    SECURITY         SECURITIES AND     INDIRECT (I)                              INTEREST
                                                     TITLE AND AMOUNT
                                                     SECURITIES
                                                     UNDERLYING
                                                     DERIVATIVE
                                                     SWCURITIES
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
J.P. Morgan New Air                   Common Stock     See Table II         D               See Explanatory        See Explanatory
Investors (GC), LLC                    4,678,225                                            Note 2 below           Note 1 below
c/o J.P. Morgan Partners, LLC
1221 Avenue of the Americas
40th Floor
New York, NY 10020
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J.P. Morgan Partners (BHCA), L.P.     Common Stock    See Table II          I               See Explanatory        See Explanatory
c/o J.P. Morgan Partners, LLC          4,678,225                                             Note 3 below           Note 1 below
1221 Avenue of the Americas
40th Floor
New York, NY 10020
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JPMP Master Fund Manager, L.P.        Common Stock    See Table II          I               See Explanatory        See Explanatory
c/o J.P. Morgan Partners, LLC          4,678,225                                             Note 4 below          Note 1 below
1221 Avenue of the Americas
40th Floor
New York, NY 10020
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JPMP Capital Corporation              Common Stock    See Table II          I               See Explanatory        See Explanatory
c/o J.P. Morgan Partners, LLC          4,678,225                                             Note 5 below           Note 1 below
1221 Avenue of the Americas
40th Floor
New York, NY 10020
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J.P. Morgan Chase & Co.               Common Stock    See Table II          I               See Explanatory        See Explanatory
270 Park Avenue                        4,678,225                                             Note 6 below           Note 1 below
35th Floor
New York, NY 10017
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

Explanatory Notes:

(1) The Designated Reporter is executing this report on behalf of all Reporting Persons, each of whom has authorized it to do so; each of the Reporting Persons disclaims beneficial ownership of the Issuer's securities to the extent it exceeds such Person's pecuniary interest.

(2) The amounts shown in Table II represent the beneficial ownership of the Issuer's equity securities by J.P. Morgan Partners (SBIC), LLC ("JPM SBIC"). JPM SBIC is the managing member of J.P. Morgan New Air Investors (GC), LLC.

(3) The amounts shown in Table II represent the beneficial ownership of the Issuer's equity securities JPM SBIC. The Reporting Person is the sole member of JPM SBIC.

(4) The amounts shown in Table II represent the beneficial ownership of the Issuer's equity securities by JPM SBIC, a portion of which may be deemed attributable to the Reporting Person because it is the sole general partner of J.P. Morgan Partners (BHCA), L.P. ("JPM BHCA"), the sole member of JPM SBIC. The actual pro rata portion of such beneficial ownership that may be deemed to be attributable to the Reporting Person is not readily determinable because it is subject to several variables, including the internal rate of return and vesting of interests within JPM BHCA.

(5) The amounts shown in Table II represent the beneficial ownership of the Issuer's equity securities by JPM SBIC, a portion of which may be deemed attributable to the Reporting Person because it is the general partner of JPMP Master Fund Manager, L.P. ("MF Manager"), the general partner of JPM BHCA (the parent of JPM SBIC). The actual pro rata portion of such beneficial ownership that may be deemed to be attributable to the Reporting Person is not readily determinable because it is subject to several variables, including the internal rate of return and vesting of interests within JPM BHCA and MF Manager.

(6) The amounts shown in Table II represent the beneficial ownership of the Issuer's equity securities by JPM SBIC, a portion of which may be deemed attributable to the Reporting Person because it is the sole stockholder of JPMP Capital Corporation (the general partner of MF Manager) and of Chatham Ventures, Inc., the limited partner of JPM BHCA. The actual pro rata portion of such beneficial ownership that may be attributable to the Reporting Person is not readily determinable because it is subject to several variables, including the internal rate of return and vesting of interests within JPM BHCA and MF Manager.